EXHIBIT TO SUB-ITEM 77H:

(i)  Evaluation of disclosure controls and procedures.
     An evaluation was performed under the supervision of the registrant's management, including the principal executive officer and principal financial officer, of the effectiveness of the design and operation of the registrant's disclosure controls and procedures. Based on that evaluation, the registrant's management, including the principal executive officer and principal financial officer, concluded that the registrant's disclosure controls and procedures were effective for this reporting period.

(ii) Changes in internal controls. Effective July 2002, the fund accounting and administrative functions previously performed by State Street Bank for the TIAA-CREF
     Mutual Funds were transferred over to employees of TIAA. There have been no significant changes in the registrant's internal controls or in other factors that could significantly affect internal controls since that time and subsequent to the date of the evaluation described above.